F O R M  4                U.S. SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549
[ ]  Check this box if                                     OMB APPROVAL
     no longer subject                             OMB Number          3235-0287
     to Section 16, Form 4                         Expires:    December 31, 2001
     or Form 5 obligations may                     Estimated ave. burden
     continue. See Instructin 1(b)                 hours per response        0.5

                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                     Utility Holding Company Act of 1935 or
                Section 30(f) of the Investment Company Act 1940
--------------------------------------------------------------------------------

1.Name and Address of                   2.Issuer Name and Ticker                        6.Relationship of Reporting
  Reporting Person*                       or Trading Symbol                               Person to Issuer (check
                                                                                          all Applicable)
                                           The Hallwood Group
                                           Incorporated ("HWG")


  The Alpha Trust                                                     December, 2001        Director       X  10% Owner
---------------------------------------  -----------------------    -----------------   ---               ---
     (Last)                (First)  (MI)    3.IRS or Soc.Sec.No.       4.Statement for      Officer           Other
                                              of Reporting Person        Month/Year     ---               ---
                                              (Voluntary)                                   (Give title   (specify below)
                                                                                             below)

Le Rocabella, 24 Princess Grace Avenue
---------------------------------------------------------                               -------------------------------
     (Street)                                                        ----------------
                                                                       5.If Amendment,      7.Individual or Joint/Group
                                                                         Date of Original     Filing (Check Applicable
1204 Geneva,    Switzerland                                              (Month/Year)         Line)
--------------------------------------------------------
     (City)                (State)          (Zip)                                             X  Form filed by One Reporting Person
                                                                                             ---
                                                                                                 Form filed by More than One
                                                                                                 Reporting Person
                                                                                             ---

--------------------------------------------------------------------------------
 Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
--------------------------------------------------------------------------------

1. Title of Security                        2. Transaction             3. Transaction       4. Security Acquired (A)
     (Inst.3)                                  Date                       Code                 or Disposed of (D)
                                               (Month/                    (Instr.8)            (Inst.3, 4 & 5)
                                               Day/Yr)                    _________________________________________
                                                                                                          (A)
                                                                          Code    V            Amount     (D)  Price

Common Stock                                  12/05/01                    D               63,400          D      $6.50
-----------------------------------------  -------------------          ------- -----  ----------------  ----  ---------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  ---------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  ---------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  ---------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  ---------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  ---------


5.  Amount of Securities                    6.  Ownership Form                          7.  Nature of Indirect
     Beneficially Owned at                      Direct (D) or                               Beneficial Ownership
     at End of Month                            Indirect (I)                                (Inst. 4)
     (Inst. 3 & 4)

  726,687                                         I                                     By Hallwood Investments Limited (1)
---------------------------------------      ------------------------------             -------------------------------

---------------------------------------      ------------------------------             -------------------------------

---------------------------------------      ------------------------------             -------------------------------

---------------------------------------      ------------------------------             -------------------------------

---------------------------------------      ------------------------------             -------------------------------

Reminder: Report on a separate line for each class securities owned directly or indirectly. *If the form is filed by more than one reporting person, see
Instruction 4(b)(v).                                                      Page 1

Page 2

--------------------------------------------------------------------------------
             Table II - Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned (e.g., puts, calls,
                    warrants, options, convertible security)
--------------------------------------------------------------------------------
1. Title of                                   2. Conversion            3. Transaction            4. Transaction
   Derivative                                    or Exercise              Date (Month              Code
   Security                                      Price of                 (Day/Year)               (Instr. 8)
   (Instr.3)                                     Derivative
                                                 Security                                           Code   V

Convertible Promissory Note (right to buy)        $10.13                 12/06/01                    D(2)
------------------------------------------     --------------------    ----------------          ---------------
Convertible Promissory Note (right to buy)        $ 6.47                 12/06/01                    D(3)
------------------------------------------     --------------------    ----------------          ---------------

------------------------------------------     --------------------    ----------------          ---------------

------------------------------------------     --------------------    ----------------          ---------------

------------------------------------------     --------------------    ----------------          ---------------

------------------------------------------     --------------------    ----------------          ---------------



5.  Number of Derivative                    6. Date Exercisable                 7.  Title & Amount of
     Securities Acquired                       & Expiration Date                    Underlying Securities
     (A) or Disposed of (D)                    (Mon./Day/Year)                      (Inst. 3 & 4)
     (Instr. 3, 4 & 5)

-------------------------------------------------------------------------------------------------------------------
       (A)             (D)                  Date          Expiration                 Title        Amount or number
                                            Exercisable   Date                                    of Shares

 $1,500,000                                  3/16/01                              Common Stock         172,302(2)
-----------------  -----------------        ------------  -------------         --------------    -----------------
 $1,000,000                                  9/15/01                              Common Stock         171,647(3)
-----------------  -----------------        ------------  -------------         --------------    -----------------

-----------------  -----------------        ------------  -------------         --------------    -----------------

-----------------  -----------------        ------------  -------------         --------------    -----------------





8. Price of Derivative     9. Number of Derivative Securities     10. Ownership Form of       11. Nature of Indirect
   Security (Inst.5)          Beneficially Owned at end of            Derivative Security         Beneficial
                              Month (Instr. 4)                        Direct (D) or               Ownership (Instr.4)
                                                                      Indirect (I) (Instr.4)

  $1,500,000                                                                 I                By Hallwood Investments Limited
-----------------------    -----------------------------------    --------------------------  --------------------------------
  $1,000,000                                                                 I                By Hallwood Investments Limited
-----------------------    -----------------------------------    --------------------------  --------------------------------

-----------------------    -----------------------------------    --------------------------  --------------------------------

-----------------------    -----------------------------------    --------------------------  --------------------------------



(1)  Hallwood  Investments  Limited  is  wholly-owned  by the Alpha  Trust  (the
     "Trust"). Mylene Gumbiner is one of three trustees of the Trust and is a discretionary beneficiary of the Trust.

(2) Right to acquire 172,302 shares of common stock issuable upon conversion of a Promissory Note, dated March 16, 2000 (convertible at $10.13 per share after March 16, 2001) terminated upon payment of such note.

(3) Right to acquire 171,647 shares of common stock issuable upon conversion of a Promissory Note, dated September 15, 2000 (convertible at $6.47 per share after September 15, 2001) terminated upon payment of such note.



                                                                                By:  /s/ Mylene Gumbiner        1/10/02
**Intentional misstatements or omissions of facts constitute Federal               ---------------------------------------
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                     Name: Mylene Gumbiner         Date
                                                                                   Title: Trustee




Potential persons who are to respond to the collections of information contained in this form are not required to respond unless the form displays a currently valid OMD Number.

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